                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 2)

                               INTERLOGIX, INC.
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                 458763 10 09
                                (CUSIP Number)

                            SLC TECHNOLOGIES, INC.
                            12345 SW Leveton Drive
                            Tualatin, Oregon 97062
                           Attention: John R. Logan,
                         Vice President - Finance, CEO
                                (503) 691-7243

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               With a Copies to:

                             DECHERT PRICE & RHOADS
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                        Attention: Herbert F. Goodrich
                                 (215) 994-4000

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                                      and

                              BERWIND CORPORATION
                            3000 Centre Square West
                               1500 Market Street
                             Philadelphia, PA 19102
                          Attention: Pamela I. Lehrer,
                       Vice President and General Counsel
                                 (215) 575-2319

                                  May 2, 2000
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 450564109                                          Page 1 of 3 Pages
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SLC TECHNOLOGIES, INC.
     I.R.S. ID NO. 52-1833516
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY             0
       OWNED BY     ------------------------------------------------------------
         EACH            8    SHARED VOTING POWER
       REPORTING
      PERSON WITH             0
--------------------------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              0
                    ------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**
     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES*                                                           / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

     This Amendment No. 2 amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on October 8, 1999 by SLC Technologies, Inc. ("SLC") and Berwind Group Partners ("Berwind"), as amended by Amendment No. 1, filed May 10, 2000 by Berwind (the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings given them in the Schedule 13D. As a result of the transactions described in the Schedule 13D, SLC has ceased to exist and beneficially owns no shares of Company Common Stock. This is a final amendment to the Schedule 13D as it relates to SLC.

                                  SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 16, 2000                             SLC TECHNOLOGIES, INC.




                                                By:  /s/ Kenneth L. Boyda
                                                    ---------------------------
                                                Name: Kenneth L. Boyda
                                                      -------------------------
                                                Title: President and Chief
                                                       ------------------------
                                                       Executive Officer

                                      -3-